As filed with the Securities and Exchange Commission on July 13, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Legacy Reserves LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	16-1751069 (I.R.S. Employer Identification No.)

303 W. Wall, Suite 1400 Midland, Texas (Address of Principal Executive Offices)	79701 (Zip Code)
Legacy Reserves LP Long-Term Incentive Plan
(Full title of the plan)
Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 W. Wall, Suite 1400
Midland, Texas 79701
(Name and address of agent for service)
(432) 689-5200
(Telephone number, including area code, of agent for service)

Copies to:
Gislar Donnenberg
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Telephone: (713) 220-4200

CALCULATION OF REGISTRATION FEE

			Proposed	Proposed
			maximum	maximum	Amount of
Title of securities	Amount to be		offering price	aggregate	registration
to be registered	registered (1)(2)		per unit (3)	offering price	fee
Units representing limited partner interests	65,116	Units	$26.88	$1,750,319	$54

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional units as may be necessary to adjust the number of units being offered or issued pursuant to the plan as a result of unit splits, unit distributions or similar transactions.

(2)	Represents units issued and reserved for issuance under the Legacy Reserves LP Long-Term Incentive Plan.

(3)	The registration fee for such units was calculated in accordance with Rule 457(c) and (h) under the Securities Act and based upon the average of the high and low sales prices of the units as reported on The NASDAQ Global Select Market on July 11, 2007.

EXPLANATORY NOTE
     The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a “reoffer” prospectus prepared in accordance with Part I of Form S-3 to be used in connection with resales of restricted units issued under an employee benefit plan. These units may be considered “control securities” or “restricted securities” as defined in General Instruction C(1) to Form S-8.
     This registration statement registers 65,116 units representing limited partner interests (the “Units”) in Legacy Reserves LP (the “Partnership”) issued or reserved for issuance under the Legacy Reserves LP Long-Term Incentive Plan (the “Plan”) to be offered pursuant to the reoffer prospectus included herein. This registration of 65,116 Units increases the number of Units registered for issuance under the Plan to 1,991,250. As permitted by General Instruction E to Form S-8, this registration statement incorporates by reference the registration statement on Form S-8, File No. 333-141824, which was filed by the Partnership with the Securities and Exchange Commission (the “Commission”) on April 3, 2007.
PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
     The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to employees as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. The Partnership shall maintain a file of such documents in accordance with the provisions of Rule 428(a)(2) of the Securities Act. Upon request, the Partnership shall furnish to the Commission or its staff a copy of any or all of the documents included in the file.

PROSPECTUS
Legacy Reserves LP
65,116 Units
Representing Limited Partner Interests
     The selling unitholders identified in this prospectus will from time to time sell the units offered by this prospectus. Please read “Selling Unitholders.” The units to be sold by the selling unitholders were acquired pursuant to the Legacy Reserves LP Long-Term Incentive Plan.
     The sales may occur on the NASDAQ Global Select Market at prevailing market prices, in negotiated transactions or through a combination of these methods. The selling unitholders may offer the units at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will not receive proceeds from any of these sales. We are paying the expenses incurred in registering the units, but all selling and other expenses incurred by the selling unitholders will be borne by the selling unitholders.
     The units included in this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus as such units were not previously registered. This prospectus has been prepared for the purpose of registering the units under the Securities Act to allow for future sales by the selling unitholders, on a continuous or delayed basis, to the public without restriction (except that all sales hereunder must comply with the limitation on amount of securities sold specified in Rule 144 of the Securities Act).
     The selling unitholders and any broker-dealer or agents involved in the sale or resale of the unit may be deemed to be “underwriters” within the meaning of the Securities Act. In addition, any commissions, discounts or concessions paid to any such broker-dealer or agent in connection with the sale or resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act. Please read “Plan of Distribution.”
     Our units are listed for quotation on the NASDAQ Global Select Market under the symbol “LGCY.” On July 12, 2007 the last reported sales price of our units, as reported on the NASDAQ Global Select Market, was $26.78 per unit. Our principal executive offices are located at 303 W. Wall, Suite 1400, Midland, Texas 79701, and our telephone number is (432) 689-5200.
     Investing in our units involves a high degree of risk. See “Risk Factors” beginning on page 1.
     These risks include the following:
•	We may not have sufficient available cash to pay the full amount of our current quarterly distribution or any distribution at all following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	If we are not able to acquire additional oil and natural gas reserves on economically acceptable terms, our reserves and production will decline, which would adversely affect our business, results of operations and financial condition and our ability to make cash distributions to our unitholders.

•	If commodity prices decline significantly for a prolonged period, we may be forced to reduce our distribution or not be able to pay distributions at all.

•	Our Founding Investors, including members of our management, own a 51% limited partner interest in us and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest and limited fiduciary duties, which may permit it to favor its own interests to the detriment of our unitholders.

•	Even if unitholders are dissatisfied they cannot remove our general partner without the consent of unitholders owning at least 66 2/3% of our units, including units owned by our general partner and its affiliates.

•	Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.
     Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 13, 2007.

     References in this prospectus to “Legacy Reserves,” “Legacy,” the “Partnership,” “we,” “our,” “us,” or like terms prior to March 15, 2006 refer to the Moriah Group, Legacy Reserves LP’s predecessor, including the oil and natural gas properties we acquired in exchange for units and cash from the Moriah Group, the Brothers Group, H2K Holdings, MBN Properties (our “Founding Investors”) and certain charitable foundations in connection with our private equity offering on March 15, 2006. When used for periods from March 15, 2006 forward, those terms refer to Legacy Reserves LP and its subsidiaries.
     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling unitholders are offering to sell, and seeking offers to buy, units only in jurisdictions where offers and sales of our units are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sale of units. The information contained in the documents incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference. Neither the delivery of this prospectus nor any sale or offer to sell the units made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

i

RISK FACTORS
RISKS RELATED TO OUR BUSINESS
We may not have sufficient available cash to pay the full amount of our current quarterly distribution or any distribution at all following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
     We may not have sufficient available cash each quarter to pay the full amount of our current quarterly distribution or any distribution at all. The amount of cash we distribute in any quarter to our unitholders may fluctuate significantly from quarter to quarter and may be significantly less than our current quarterly distribution of $0.41 per unit. Under the terms of our partnership agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and the amount of any cash reserves that our general partner establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to our unitholders. Further, our debt agreements contain restrictions on our ability to pay distributions. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:
•	the amount of oil and natural gas we produce;

•	the price at which we are able to sell our oil and natural gas production;

•	whether we are able to acquire additional oil and natural gas properties at economically attractive prices;

•	whether we are able to continue our exploitation activities at economically attractive costs;

•	the level of our operating costs, including payments to our general partner;

•	the level of our interest expense, which depends on the amount of our indebtedness and the interest payable thereon; and

•	the level of our capital expenditures.
If we are not able to acquire additional oil and natural gas reserves on economically acceptable terms, our reserves and production will decline, which would adversely affect our business, results of operations and financial condition and our ability to make cash distributions to our unitholders.
     If we are unable to develop our proved undeveloped reserves and our wells do not produce as expected, our reserves may decline more rapidly than we have estimated. Our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Because we distribute all of our available cash to our unitholders, our future growth may be limited.
     Since we will distribute all of our available cash as defined in our partnership agreement to our unitholders, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We will depend on financing provided by commercial banks and other lenders and the issuance of debt and equity securities to finance any significant growth or acquisitions. If we are unable to obtain adequate financing from these sources, our ability to grow will be limited.

If commodity prices decline significantly for a prolonged period, we may be forced to reduce our distribution or not be able to pay distributions at all.
     A significant decline in oil and natural gas prices over a prolonged period would have a significant impact on the value of our reserves and on our cash flow, which would force us to reduce or suspend our distribution. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:
•	domestic and foreign supply of and demand for oil and natural gas;

•	the price and quantity of imports of crude oil and natural gas;

•	overall domestic and global economic conditions;

•	political and economic conditions in other oil and natural gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	conditions;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices; and

•	the price and availability of alternative fuels.
     In the past, the prices of oil and natural gas have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2006, the NYMEX monthly oil index price ranged from a high of $77.03 per Bbl to a low of $55.81 per Bbl and the NYMEX gas index price (near month contract) ranged from a high of $10.63 per MMbtu to a low of $4.20 per MMBtu.
If commodity prices decline significantly for a prolonged period, a significant portion of our exploitation projects may become uneconomic, which may adversely affect our ability to make distributions to our unitholders.
     Lower oil and natural gas prices may not only decrease our revenues, but also reduce the amount of oil and natural gas that we can produce economically. Furthermore, substantial decreases in oil and natural gas prices as were experienced as recently as 2002, when prices of less than $20.00 per Bbl of oil and $2.00 per Mcf of natural gas were received at the wellhead in the Permian Basin, would render a significant portion of our exploitation projects uneconomic. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken and our ability to borrow funds under our credit facility to pay distributions to our unitholders.
Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
     No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs.

As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Our credit facility has substantial restrictions and financial covenants, and our borrowing base is subject to redetermination by our lenders which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
     We will depend on our revolving credit facility for future capital needs. Our revolving credit facility restricts, among other things, our ability to incur debt and pay distributions, and requires us to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under our revolving credit facility could result in a default under our revolving credit facility. A default under our revolving credit facility could cause all of our existing indebtedness to be immediately due and payable. Additionally, our revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion.
     We are prohibited from borrowing under our revolving credit facility to pay distributions to unitholders if the amount of borrowings outstanding under our revolving credit facility reaches or exceeds 90% of the borrowing base, which is the amount of money available for borrowing, as determined semi-annually by our lenders in their sole discretion. The lenders will redetermine the borrowing base based on an engineering report with respect to our oil and natural gas reserves, which will take into account the prevailing oil and natural gas prices at such time. Any time our borrowings exceed 90% of the then specified borrowing base, our ability to pay distributions to our unitholders in any such quarter is solely dependent on our ability to generate sufficient cash from our operations.
     Outstanding borrowings in excess of the borrowing base must be repaid, and, if mortgaged properties represent less than 80% of total value of oil and gas properties used to determine the borrowing base, we must pledge other oil and natural gas properties as additional collateral. We may not have the financial resources in the future to make any mandatory principal prepayments required under our revolving credit facility.
     The occurrence of an event of default or a negative redetermination of our borrowing base could adversely affect our business, results of operations, financial condition and our ability to make distributions to our unitholders.
Our business depends on gathering and transportation facilities owned by others. Any limitation in the availability of those facilities would interfere with our ability to market the oil and natural gas we produce.
     The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by third parties. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Our exploitation projects require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves.
     We make and expect to continue to make substantial capital expenditures in our business for the exploitation, development, production and acquisition of oil and natural gas reserves. These expenditures will reduce our cash available for distribution. We intend to finance our future capital expenditures with cash flow from operations and borrowings under our revolving credit facility. Our cash flow from operations and access to capital are subject to a number of variables, including:
•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which our oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.
     If our revenues or the borrowing base under our credit facility decrease as a result of lower oil and/or natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. Our credit facility restricts our ability to obtain new financing. If additional capital is needed, we may not be able to obtain debt or equity financing. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a decline in our oil and natural gas reserves, and could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
We do not control all of our operations and exploitation projects and failure of an operator of wells in which we own partial interests to adequately perform could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
     Much of our business activities are conducted through joint operating agreements under which we own partial interests in oil and natural gas wells. We currently operate approximately 66% of our production.
     If we do not operate wells in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The success and timing of our exploitation activities on properties operated by others is outside of our control.
     The failure of an operator of wells in which we own partial interests to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues and could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Shortages of drilling rigs, equipment and crews could delay our operations, adversely affect our ability to increase our reserves and production and reduce our cash available for distribution to our unitholders.
     Higher oil and natural gas prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our reserves and production and reduce our revenues and cash available for distribution to our unitholders.
Increases in the cost of drilling rigs, service rigs, pumping services and other costs in drilling and completing wells could reduce the viability of certain of our exploitation projects.
     The rig count and the cost of rigs and oil field services necessary to implement our exploitation projects have risen significantly with the increases in oil and natural gas prices. Increased capital requirements for our projects will result in higher reserve replacement costs which could reduce cash available for distribution. Higher project costs could cause certain of our projects to become uneconomic and therefore not to be implemented, reducing our production and cash available for distribution.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
     Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable.
     In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:
•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title disputes;

•	pipeline ruptures or spills;

•	collapses of wellbore, casing or other tubulars;

•	unusual or unexpected geological formations;

•	of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas or well fluids.
     Any of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties.
     We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Increases in interest rates, which have recently experienced record lows, will reduce our cash available for distribution.
     The credit markets recently have experienced 50-year record lows in interest rates. If the overall economy strengthens, it is likely that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. Additionally, interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Increased interest expense and financing costs will reduce our cash available for distribution.
We may have assumed unknown liabilities in connection with the formation transactions and our subsequent acquisitions.
     As part of the formation transactions and subsequent acquisitions, our properties may be subject to existing liabilities, some of which may have been unknown at the closing of such transactions. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed or unknown environmental conditions, claims of vendors or other persons (that had not been asserted or threatened prior to the closing of such transactions), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business.
Properties that we buy may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.
     One of our growth strategies is to acquire additional oil and natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.
Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
     Our management team has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our acreage. We have identified, as of December 31, 2006, 119 gross (69.1 net) proved undeveloped drilling locations. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil and natural gas prices, costs and drilling results. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Our hedging activities could result in cash losses, could reduce our cash available for distributions and may limit potential gains.
     We have entered into, and we may in the future enter into, hedging arrangements for a significant portion of our oil and natural gas production. Many derivative instruments that we employ require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil and natural gas prices. For example, during the year ended December 31, 2006 our average historical unhedged sales price for oil was $60.55 per Bbl and our average historical sales price including the effects of realized hedge settlements was $51.65 per Bbl. For the same period, our average historical unhedged sales price for natural gas was $6.57 per Mcf and our average historical sales price including the effects of realized hedge settlements was $9.48 per Mcf. Net hedge settlement losses were approximately $0.3 million for the year ended December 31, 2006. During the year ended December 31, 2006, 89% of our oil and 79% of our natural gas production was hedged.

     If our actual production and sales for any period are less than our hedged production and sales for that period (including reductions in production due to operational delays) or if we are unable to perform our drilling activities as planned, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. Lastly, an attendant risk exists in hedging activities that the counterparty in any derivative transaction cannot or will not perform under the instrument and that we will not realize the benefit of the hedge. Under our credit facility, we are prohibited from hedging all of our production, and we therefore retain the risk of a price decrease on our unhedged volumes.
The inability of one or more of our customers to meet their obligations may adversely affect our financial condition and results of operations.
     Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our oil and natural gas hedging arrangements expose us to credit risk in the event of nonperformance by counterparties.
We depend on a limited number of key personnel who would be difficult to replace.
     Our operations are dependent on the continued efforts of our executive officers, senior management and key employees. The loss of any member of our senior management or other key employees could negatively impact our ability to execute our strategy.
We may be unable to compete effectively with larger companies, which could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
     The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration and exploitation activities during periods of low oil and natural gas market prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002 by our initial compliance date of December 31, 2007. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet certain reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our units.
We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.
     Our oil and natural gas exploration and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. All such costs may have a negative effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.
     Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for and the production of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
Our operations expose us to significant costs and liabilities with respect to environmental and operational safety matters.
     We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and natural gas exploration and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations.
     Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we were not able to recover the resulting costs through insurance or increased revenues, our ability to make cash distributions to our unitholders could be adversely affected.
RISKS RELATED TO OUR LIMITED PARTNERSHIP STRUCTURE
     Our Founding Investors, including members of our management, own a 51% limited partner interest in us and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest and limited fiduciary duties, which may permit it to favor its own interests to the detriment of our unitholders.
     Our Founding Investors, including members of our management, own a 51% limited partner interest in us and control our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners, our Founding Investors and their affiliates. Conflicts of interest may arise between our Founding Investors and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our Founding Investors or their affiliates, other than our executive officers, to pursue a business strategy that favors us;

•	our general partner is allowed to take into account the interests of parties other than us, such as our Founding Investors, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our Founding Investors and their affiliates (other than our executive officers and their affiliates) may engage in competition with us;

•	our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or a growth capital expenditure, which does not. Such determination can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.
Unitholders have limited voting rights and are not entitled to elect our general partner on an annual or other continuing basis.
     Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management decisions regarding our business. Unitholders did not elect our general partner or its board of directors, and while our unitholders will annually elect the board of directors of our general partner, they will have no right to elect our general partner on an annual or other continuing basis. As a result of these limitations, the price at which the units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
Even if unitholders are dissatisfied they cannot remove our general partner without the consent of unitholders owning at least 66 2/3% of our units, including units owned by our general partner and its affiliates.
     Currently, the unitholders are unable to remove our general partner without its consent because our general partner’s affiliates own sufficient units to be able to prevent our general partner’s removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Affiliates of our general partner, including members of our management, own 51% of our units.

Our partnership agreement restricts the voting rights of those unitholders owning 20% or more of our units.
     Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Our Founding Investors and their affiliates (other than our executive officers and their affiliates) may compete directly with us.
     Our Founding Investors and their affiliates, other than our general partner and our executive officers and their affiliates, are not prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, our Founding Investors or their affiliates, other than our general partner and our executive officers and their affiliates, may acquire, develop and operate oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to acquire, develop or operate those assets.
Cost reimbursements due our general partner and its affiliates will reduce our cash available for distribution to our unitholders.
     Prior to making any distribution on our outstanding units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. Any such reimbursement will be determined by our general partner in its sole discretion. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. The reimbursement of expenses of our general partner and its affiliates could adversely affect our ability to pay cash distributions to our unitholders.
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
     Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:
•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any unitholder;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	provides that our general partner is entitled to make other decisions in “good faith” if it believes that the decision is in our best interest;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our unitholders or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.
Our partnership agreement permits our general partner to redeem any partnership interests held by a limited partner who is a non-citizen assignee.
     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, our general partner may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, our general partner may elect to treat the limited partner as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.
We may issue an unlimited number of additional units without the approval of our unitholders, which would dilute their existing ownership interest in us.
     Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:
•	our unitholders’ proportionate ownership interests in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the risk that a shortfall in the payment of our current quarterly distribution will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the units may decline.
The liability of our unitholders may not be limited if a court finds that unitholder action constitutes control of our business.
     A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. In some states, including Delaware, a limited partner is only liable if he participates in the “control” of the business of the partnership. These statutes generally do not define control, but do permit limited partners to engage in certain activities, including, among other actions, taking any action with respect to the dissolution of the partnership, the sale, exchange, lease or mortgage of any asset of the partnership, the admission or removal of the general partner and the amendment of the partnership agreement. Our unitholders could, however, be liable for any and all of our obligations as if our unitholders were a general partner if:
•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	our unitholders’ right to act with other unitholders to take other actions under our partnership agreement that constitute “control” of our business.
Unitholders may have liability to repay distributions that were wrongfully distributed to them.
     Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the distribution, limited partners who received an impermissible distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such substitute limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
TAX RISKS TO UNITHOLDERS
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, taxes paid, if any, will reduce our cash available for distribution to our unitholders.
     The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.
     If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed as corporate distributions, and no income, gain, loss, deduction or credit would flow through to our unitholders. Because a tax may be imposed on us as a corporation, our cash available for distribution to our unitholders could be reduced. Thus, any treatment of us as a corporation could result in a material reduction in the anticipated cash flow and after-tax return to our unitholders and, therefore, result in a substantial reduction in the value of our units.
     Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, we will be subject to a new entity-level state tax on the portion of our income that is generated in Texas beginning for tax reports due on or after January 1, 2008. Specifically, the Texas margin tax will be imposed at a maximum effective rate of 0.7% of our gross income that is apportioned to Texas. If any additional states were to impose a tax upon us as an entity, the cash available for distribution to our unitholders would be reduced.
Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.
     Our unitholders are required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our units, and the costs of any contest will reduce our cash available for distribution to our unitholders.
     We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take and a court may disagree with some or all of those positions. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, our costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.
Tax-exempt entities and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them.
     Investment in units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.
Tax gain or loss on the disposition of our units could be more or less than expected because prior distributions in excess of allocations of income will decrease our unitholders tax basis in their units.
     If our unitholders sell any of their units, they will recognize gain or loss equal to the difference between the amount realized and their tax basis in those units. Prior distributions to our unitholders in excess of the total net taxable income they were allocated for a unit, which decreased their tax basis in that unit, will, in effect, become taxable income to our unitholders if the unit is sold at a price greater than their tax basis in that unit, even if the price our unitholders receive is less than their original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to our unitholders. In addition, if our unitholders sell units, our unitholders may incur a tax liability in excess of the amount of cash our unitholders receive from the sale.
We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.
     Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns.
Our unitholders may be subject to state and local taxes and return filing requirements in states where they do not live as a result of investing in our units.
     In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if they do not reside in any of those jurisdictions. Our unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We currently do business and own assets in Texas, New Mexico, Oklahoma and Mississippi. As we make acquisitions or expand our business, we may do business or own assets in other states in the future. It is the responsibility of each unitholder to file all United States federal, foreign, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the units.

We will be considered to have terminated for tax purposes due to a sale or exchange of 50% or more of our interests within a twelve-month period.
     We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders and in the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders.
CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING INFORMATION
     This document contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:
•	business strategy;

•	financial strategy;

•	drilling locations;

•	oil and natural gas reserves;

•	technology;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses, general and administrative costs and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.
     All of these types of statements, other than statements of historical fact included in this document, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.
     The forward-looking statements contained in this document are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this document are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in under “Risk Factors”. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

LEGACY RESERVES LP
     We are an independent oil and natural gas limited partnership headquartered in Midland, Texas, and are focused on the acquisition and exploitation of oil and natural gas properties primarily located in the Permian Basin of West Texas and southeast New Mexico. We were formed in October 2005 to own and operate the oil and natural gas properties that we acquired from our Founding Investors and three charitable foundations in connection with the closing of our private equity offering on March 15, 2006. On January 18, 2007, we completed an initial public offering of 6,900,000 units representing limited partner interests at an initial public offering price of $19.00 per unit. Net proceeds to the partnership after underwriting discounts and estimated offering expenses were approximately $120 million, all of which were used to repay all indebtedness outstanding under the partnership’s credit facility and for general partnership purposes.
     Our primary business objective is to generate stable cash flows allowing us to make cash distributions to our unitholders and to increase quarterly cash distributions per unit over time through a combination of acquisitions of new and exploitation of our existing oil and natural gas properties.
     We have grown primarily through two activities: the acquisition of producing oil and natural gas properties and the exploitation of proved properties as opposed to higher risk exploration of unproved properties.
     Our oil and natural gas production and reserve data as of December 31, 2006 are as follows:
•	we had proved reserves of approximately 18.8 MMBoe, of which 71% were oil and 79% were classified as proved developed producing, 5% were proved developed non-producing, and 16% were proved undeveloped;

•	our proved reserves had a standardized measure of $240.6 million; and

•	our proved reserves to production ratio was approximately 14 years based on the average daily net production of 3,625 Boe/d for the three months ended December 31, 2006.
     Our reserves are located primarily in the Permian Basin, one of the largest and most prolific oil and natural gas producing basins in the United States. The Permian Basin extends over 100,000 square miles in West Texas and southeast New Mexico and has produced over 24 billion Bbls of oil since its discovery in 1921. The Permian Basin is characterized by oil and natural gas fields with long production histories and multiple producing formations. Our producing properties in the Permian Basin are mature fields with established decline curves.
     Our principal executive offices are located at 303 W. Wall, Suite 1400, Midland, Texas 79701, and our telephone number is (432) 689‑5200. Information on our website or any other website is not incorporated into this prospectus by reference and does not constitute a part of this prospectus.
USE OF PROCEEDS
     The units offered by this prospectus are being registered for the account of the selling unitholders identified in this prospectus under the caption “Selling Unitholders.” We will not receive any proceeds from the sale of the units by the selling unitholders.

SELLING UNITHOLDERS
     This prospectus relates to offers and sales by the selling unitholders of units acquired under the Legacy Reserves LP Long-Term Incentive Plan. As noted in the table below, one of the selling unitholders is our Executive Vice President, Chief Accounting Officer and Controller.
     As the selling unitholders may sell all or some part of the units that they hold under this prospectus and this offering is not being underwritten on a firm commitment basis, we are unable to estimate the amount of units that will be held by the selling unitholders upon termination of this offering. Our units offered by this prospectus may be offered from time to time, in whole or in part, by the persons named below or by their transferees, as to whom applicable information will, to the extent required, be set forth in a prospectus supplement. There can be no assurance that the selling unitholders will offer or sell any of their units registered in this offering.
     The following table sets forth information as of July 12, 2007 regarding the beneficial ownership of our units by the selling unitholders prior to this offering, the units to be offered by the selling unitholders in this offering and the beneficial ownership of our units by the selling unitholders after this offering. As of July 12, 2007, there were 26,066,596 units outstanding.
     Except under applicable community property laws or as otherwise indicated in the footnotes to the table below, the persons named in the table have sole voting and investment power with respect to all units beneficially owned. The address of the selling unitholders is c/o Legacy Reserves LP, 303 W. Wall, Suite 1400, Midland, Texas 79701.

	Units Beneficially Owned					Units Beneficially Owned
	Prior to the Offering(a)					After the Offering (a)(b)
Selling	Number		Percent of Units	Units		Number	Percent of Units
Unitholder	of Units		Outstanding	to be Offered		of Units	Outstanding
William M. Morris	35,077	(c)	*	35,077	(c)	0	*
Michael Hargesheimer	17,539	(d)	*	17,539	(d)	0	*
David Hartman	25,860	(e)(f)	*	12,500	(f)	13,360 (e)	*

*	Percentage of units beneficially owned is less than 1%.
(a)	The amounts and percentages of units beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including through the exercise of options or warrants. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(b)	Assumes that all units that may be offered are sold.

(c)	Includes 35,077 restricted units Mr. Morris was granted on March 15, 2006, 23,385 of which remain subject to vesting.

(d)	Includes 17,539 restricted units Mr. Hargesheimer was granted on March 15, 2006, 11,693 of which remain subject to vesting.

(e)	Includes 13,360 units that may be acquired upon the exercise of vested options.

(f)	Includes 12,500 restricted units Mr. Hartman was granted on May 5, 2006, 10,000 of which remain subject to vesting.
PLAN OF DISTRIBUTION
     We are registering the units covered by this prospectus for the selling unitholders listed in the table set forth under the caption “Selling Unitholders.” As used in this prospectus, the term “selling unitholders” includes the selling unitholders named in the table above and any of their permitted donees, pledges, transferees, successors-in-interest or others who may later hold such selling unitholder’s interests in the units covered by this prospectus and are entitled to resell the units using this prospectus. We have registered the selling unitholders’ units for resale to provide the selling unitholders with freely tradeable units. However, resales pursuant to this prospectus must still comply with the limitation on amount of securities sold specified in Rule 144 of the Securities Act. Registration of the selling unitholders’ units does not necessarily mean that the selling stockholders will offer or sell any of their units. We will not receive any proceeds from the offering or sale of the selling unitholders’ units.

     The selling unitholders may sell the units being offered by this prospectus in one or more of the following ways at various times, which may include block transactions or crosses:
•	underwriters for resale to the public or to institutional investors;

•	directly to the public or institutional investors; or

•	through brokers, dealers or agents to the public or to institutional investors.
     The selling unitholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We have advised the selling unitholders that the anti-manipulative rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales in the market and have informed them of the possible need for delivery of copies of this prospectus. The selling unitholders may sell the units on The NASDAQ Global Select Market or any other exchange or automated quotation system on which our units may be listed in the future, in negotiated transactions or through a combination of these methods. Those sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If underwriters are used in the sale, the units will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We are paying the expenses incurred in registering the units, but all selling and other expenses incurred by the selling unitholders will be borne by the selling unitholders. A distribution of the units by the selling unitholders may also be effected through the issuance by the selling unitholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of put or call options, or a combination of any of those derivative securities.
     In addition, the selling unitholders may sell some or all of the units covered by this prospectus through:
•	block trades in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.
     When selling the units, the selling unitholders may enter into hedging transactions with broker-dealers or other financial institutions. For example, the selling unitholders may:
•	enter into transactions involving short sales of the units by broker-dealers or other financial institutions;

•	sell units short themselves and redeliver such units to close out their short positions;

•	enter into options or other types of transactions that require the selling unitholders to deliver units to a broker-dealer or other financial institution, who will then resell or transfer the units under this prospectus (as supplemented or amended to reflect the transaction); or

•	loan or pledge the units to a broker-dealer or other financial institution, who may sell the loaned units or, in the event of default, sell the pledged units.
     Broker-dealers engaged in connection with the sale of units covered by this prospectus may receive compensation in the form of discounts, concessions or commissions from the selling unitholders or purchasers of the units for whom those broker-dealers may act as agents or to whom they sell as principal, or both. The compensation of a particular broker-dealer may be less than or in excess of customary commissions. Broker-dealers engaged by the selling unitholders may allow other broker-dealers to participate in resales. The selling unitholders and any broker-dealers or agents involved in the sale or resale of the units may be deemed to be “underwriters” within the meaning of the
Section 2(a)(11) of the Securities Act. In addition, the commissions, discounts or concessions paid to any such broker-dealers or agents in connection with the sale or resale of the units may be deemed to be underwriting commissions or discounts under the Securities Act.
     In addition to selling units under this prospectus, the selling unitholders may:
•	transfer units in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

•	sell units pursuant to Rule 144 under the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

•	sell units by any other legally available means.
     We are not aware of any agreements, arrangements or understandings between the selling unitholders and any brokers, dealers, agents or underwriters regarding the sale of units by the selling unitholders.
     Upon our being notified by the selling unitholders that any material arrangement has been entered into with an underwriter, broker-dealer or agent for the sale of units through a block trade, special offering, exchange distribution or secondary distribution, we will file a supplement to this prospectus, if one is required, under Rule 424(b) under the Securities Act. That supplement, if required, will disclose to the extent applicable:
•	the name of the selling unitholders and of any participating underwriter, broker-dealer or agent;

•	the number of units involved;

•	the price at which those units were sold;

•	the commissions paid or discounts or concessions allowed; and

•	other facts material to the transaction.
     In addition, if required by the Securities Act, we will file a supplement to this prospectus upon being notified by the selling unitholders that any successor-in-interest that is entitled to sell units using this prospectus intends to sell more than 500 units.
LEGAL MATTERS
     Andrews Kurth LLP, Houston, Texas will pass upon the validity of the units offered by this prospectus.
EXPERTS
     The financial statements of Legacy Reserves LP, TSF Properties, Ameristate Properties and Binger Properties, incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
     Information included in this prospectus regarding our estimated quantities of oil and natural gas reserves was prepared by LaRoche Petroleum Consultants, Ltd., independent petroleum engineers, geologists and geophysicists, as stated in their reserve report with respect thereto and is included in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

INFORMATION INCORPORATED BY REFERENCE
     The following documents and information previously filed by us with the Commission are incorporated by reference in this prospectus:
     (1) The Partnership’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on March 29, 2007.
     (2) The Partnership’s quarterly report on Form 10-Q for the three months ended March 31, 2007, as filed with the Commission on May 14, 2007.
     (3) The current reports on Form 8-K as filed by the Partnership with the Commission (File No. 001-33249) on January 18, 2007 (except for Item 7.01 thereof and the related exhibit), March 20, 2007, March 21, 2007 (except for Item 7.01 thereof and the related exhibit), March 28, 2007, April 3, 2007, April 19, 2007, May 4, 2007, May 8, 2007 (containing Item 1.01), May 22, 2007, June 4, 2007, June 5, 2007 (containing Item 2.01), June 18, 2007, and June 29, 2007.
     (4) The current reports on Form 8-K/A as filed by the Partnership with the Commission (File No. 001-33249) on June 29, 2007.
     (5) The description of the Partnership’s units, as set forth in the Partnership’s Registration Statement on Form 8-A, as filed with the Commission on January 10, 2007, and any amendment or report subsequently filed for the purpose of updating such description.
     All documents filed with the Commission by the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any current report on Form 8-K), subsequent to the date of this prospectus and prior to the termination of the offering relating to this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated in this prospectus by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Documents incorporated by reference in this prospectus are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in those documents. You may request a copy of documents incorporated by reference in this prospectus by contacting us in writing or by telephone at our principal executive offices:
Legacy Reserves LP
Attention: Investor Relations
303 W. Wall, Suite 1400
Midland, Texas 79701
Telephone: (432) 689-5200
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Commission a registration statement on Form S-8, of which this prospectus is a part, under the Securities Act with respect to the units offered by this prospectus. The prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the Commission for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by that reference.
     We are also subject to the informational requirements of the Exchange Act of 1934. In accordance with the Exchange Act, we file periodic reports, proxy and information statements and other information with the Commission. The registration statement on Form S-8, of which this prospectus is a part, including the attached exhibits and schedules thereto, and any other information that we may file with the Commission may be inspected and copied at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the material may also be obtained from the Commission at prescribed rates by writing to the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site on the Internet at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the Commission’s website.
     We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.
DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     We will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events as set out more fully by Section 7.7 and Section 7.8 of our Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.
     We have obtained directors’ and officers’ insurance to cover the directors and officers of our general partner and some of our employees for certain liabilities.
     To the extent that the indemnification provisions of our partnership agreement purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission, such indemnification is contrary to public policy and is therefore unenforceable.
EXEMPTION FROM REGISTRATION
     The Units that may be reoffered or resold by the selling unitholders pursuant to this prospectus were issued to the selling unitholders pursuant to the Legacy Reserves LP Long-Term Incentive Plan and such issuances were exempt from the registration requirements of the Securities Act pursuant to Rule 701.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference
     The Partnership incorporates by reference in this registration statement the following documents filed with the Commission:
(1)	The Partnership’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on March 29, 2007.

(2)	The Partnership’s quarterly report on Form 10-Q for the three months ended March 31, 2007, as filed with the Commission on May 14, 2007.

(3)	The current reports on Form 8-K as filed with the Commission (File No. 001-33249) on January 18, 2007 (except for Item 7.01 thereof and the related exhibit), March 20, 2007, March 21, 2007 (except for Item 7.01 thereof and the related exhibit), March 28, 2007, April 3, 2007, April 19, 2007, May 4, 2007, May 8, 2007 (containing Item 1.01), May 22, 2007, June 4, 2007, June 5, 2007 (containing Item 2.01), June 18, 2007, and June 29, 2007.

(4)	The current reports on Form 8-K/A as filed with the Commission (File No. 001-33249) on June 29, 2007.

(5)	The description of the Partnership’s units, as set forth in the Partnership’s Registration Statement on Form 8-A, as filed with the Commission on January 10, 2007, and any amendment or report subsequently filed for the purpose of updating such description.
     All documents filed with the Commission by the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any current report on Form 8-K), subsequent to the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this registration statement or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.
Item 4. Description of Securities
     Not applicable.
Item 5. Interests of Named Experts and Counsel
     Not applicable.
Item 6. Indemnification of Directors and Officers
     Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. Section 7.7 of the Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of the Partnership provides that to the fullest extent permitted by law but subject to the limitations expressly provided in the Partnership Agreement, (a) Legacy Reserves GP, LLC (the “General Partner”),

(b) any former general partner (a “Departing General Partner”), (c) any individual, corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity (collectively, a “Person”) who is or was an affiliate of the General Partner or any Departing General Partner, (d) any officer of the Partnership or a subsidiary of the Partnership, (e) any Person who is or was a member, partner, director, officer, fiduciary or trustee of the General Partner, a Departing General Partner or any affiliate thereof, (f) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided that that Person shall not be included by reason of providing, on a fee-for-services basis, trustee, fiduciary, or custodial services, and (g) any Person the General Partner designates as an “Indemnitee” for purposes of the Partnership Agreement (collectively the “Indemnitees”), shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to Section 7.7 of the Partnership Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to Section 7.7 of the Partnership Agreement shall be available to the General Partner or its affiliates (other than the Partnership or any of its subsidiaries) with respect to its or their obligations incurred pursuant to the Purchase Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to Section 7.7 of the Partnership Agreement shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.
     Section 7.7(b) of the Partnership Agreement also states that to the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) of the Partnership Agreement in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in Section 7.7 of the Partnership Agreement.
     Section 7.8(a) of the Partnership Agreement provides that no Indemnitee shall be liable for monetary damages to the Partnership, the limited partners of the Partnership or any other Persons who have acquired interests in units representing limited partner interests in the Partnership or any other class or series of equity interest of the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
     The Underwriting Agreement entered into by the Partnership in connection with its initial public offering of units provides for the indemnification of the directors and officers of the General Partner in certain circumstances by the underwriters.
     In addition, the Partnership Agreement provides that the Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of the General Partner, its affiliates and such other Persons as the General Partner shall determine, which insurance may include directors’ and officers’ liability insurance policies for the directors and officers of the General Partner.
     Reference is made to Item 9 for the Partnership’s undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 7. Exemption from Registration Claimed
     Not applicable.
Item 8. Exhibits

Exhibit Number	Description
4.1
Amended and Restated Limited Partnership Agreement of Legacy Reserves LP (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, included as Appendix A to the Prospectus and including specimen unit certificate for the units).

4.2
Amended and Restated Limited Liability Company Agreement of Legacy Reserves GP, LLC (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, Exhibit 3.4).

4.3	Legacy Reserves, LP Long-Term Incentive Plan (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, Exhibit 10.5).

*5.1	Opinion of Andrews Kurth LLP with respect to legality of the securities.

*23.1	Consent of BDO Seidman, LLP.

*23.2	Consent of LaRoche Petroleum Consultants, Ltd.

*23.3	Consent of Andrews Kurth LLP (included as part of Exhibit 5.1).

*	Filed herewith.
Item 9. Undertakings
(a)	The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on July 13, 2007.

LEGACY RESERVES LP
By:	LEGACY RESERVES GP, LLC,
its general partner

By:	/s/ Steven H. Pruett
Steven H. Pruett
President, Chief Financial Officer and Secretary

POWER OF ATTORNEY
     Each person whose signature appears below appoints Cary D. Brown and Steven H. Pruett, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments thereto) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cary D. Brown
Cary D. Brown	Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2007
/s/ Steven H. Pruett
Steven H. Pruett	President, Chief Financial Officer and Secretary (Principal Financial Officer)	July 13, 2007
/s/ William M. Morris
William M. Morris	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	July 13, 2007
/s/ Kyle A. McGraw
Kyle A. McGraw	Executive Vice President and Director	July 13, 2007

/s/ Dale A. Brown
Dale A. Brown	Director	July 13, 2007

/s/ G. Larry Lawrence
G. Larry Lawrence	Director	July 13, 2007

/s/ William D. Sullivan
William D. Sullivan	Director	July 13, 2007

Signature	Title	Date

/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.	Director	July 13, 2007

/s/ Kyle D. Vann
Kyle D. Vann	Director	July 13, 2007

EXHIBIT INDEX

Exhibit
Number	Description
4.1
Amended and Restated Limited Partnership Agreement of Legacy Reserves LP (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, included as Appendix A to the Prospectus and including specimen unit certificate for the units).

4.2
Amended and Restated Limited Liability Company Agreement of Legacy Reserves GP, LLC (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, Exhibit 3.4).

4.3	Legacy Reserves, LP Long-Term Incentive Plan (Incorporated by reference to Legacy Reserves LP’s Registration Statement on Form S-1 (File No. 333-134056) filed May 12, 2006, Exhibit 10.5).

*5.1	Opinion of Andrews Kurth LLP with respect to legality of the securities.

*23.1	Consent of BDO Seidman, LLP.

*23.2	Consent of LaRoche Petroleum Consultants, Ltd.

*23.3	Consent of Andrews Kurth LLP (included as part of Exhibit 5.1).

*	Filed herewith.